Via Facsimile and U.S. Mail
Mail Stop 4720

May 4, 2010

Frank A. D'Amelio
Senior Vice President and
Chief Financial Officer
Pfizer, Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Pfizer, Inc
         Form 10-K for Fiscal Year Ended December 31, 2009
         File No. 001-03619

Dear Mr. D'Amelio:

        We have reviewed your April 6, 2010 response to our March 25, 2010 letter and
have the following additional comment. In our comment, we ask you to provide us with
information so we may better understand your disclosure. Where we ask you to revise
disclosure, please provide us information showing us what the revised disclosure will
look like and identify the annual or quarterly filing, as applicable, in which you intend to
first include it. If you do not believe that revised disclosure is necessary, explain the
reason in your response. After reviewing the information provided, we may raise
additional comments and/or request that you amend your filing.

Exhibit 13. 2009 Financial Report

Consolidated Financial Statements

Notes To Consolidated Financial Statements
3. Other Significant Transactions and Events

A. Formation of ViiV, an Equity Method Investment, page 59

1. Refer to your response to Comment Two. Please revise to include the disclosures
    required by items b., d. and e. of ASC 810-10-50-1B. Also, regarding item f. of
    this guidance, expand your disclosure to describe your obligations related to and

the terms of the contracted R&D, manufacturing and research alliance agreements with ViiV.

* * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant